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April 17, 2020

VIA EDGAR

Mr. Jonathan Burr

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Balanced eREIT II, LLC Offering Statement on Form 1-A Filed February 26, 2020

File No. 024-11163

Fundrise Growth eREIT VII, LLC

Offering Statement on Form 1-A

Filed February 26, 2020

File No. 024-11162

Dear Mr. Burr:

This letter is submitted on behalf of Fundrise Balanced eREIT II, LLC (“Balanced II”) and Fundrise Growth eREIT VII, LLC (“Growth VII” and collectively with Balanced II, the “Issuers”) in response to verbal comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 13, 2020 with respect to the Issuers’ Offering Statements on Form 1-A both filed with the Commission on February 26, 2020, each relating to the offering of up to $50,000,000 in common shares (the “Offering Statements”). The responses provided are based upon information provided to Goodwin Procter LLP by the Issuers.

For your convenience, the Staff’s verbal comments have been reproduced in italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statements.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 2

1.	We note that, as indicated in the Fundrise investor letter dated April 3, 2020 (the “Investor Letter”), Fundrise noted that “…our more mature eREITs and eFunds, in which redemptions have been suspended, will also pause accepting new investments.” Please explain how you can “pause” a continuous offering under Regulation A.

Response to Comment No. 1

First, as the sponsor of the Issuers as well as other eREITs and eFunds (collectively, the “Fundrise Programs”), Fundrise thanks the Staff for taking the time to review the Investor Letter. In these unprecedented times, Fundrise is working to be as transparent and prudent as it can be, and believes that the Investor Letter and the underlying Fundrise Stress Test that accompanied it represent an unprecedented lifting of the veil into management’s thinking around the coronavirus outbreak and the suspension of the processing and payment of redemptions under the redemption plans, which Fundrise does not take lightly. For the Staff’s convenience, attached are the following correspondences that Fundrise has sent to the investors of the Fundrise Programs (each of which has been previously filed on EDGAR) regarding the potential of suspension of redemption plans during a financial crisis, and the ongoing coronavirus pandemic:

•	Exhibit A – Blog post titled What You Should Expect from Fundrise During the Next Financial Crisis – originally published in October 2017, this blog post has been republished annually and is resent to every new investor within 60 days of their first investment

•	Exhibit B – Blog post titled Year-end letter to investors – 2019, published January 16, 2020

•	Exhibit C – Blog post titled How We’re Navigating the Global Coronavirus Outbreak, originally published March 11, 2020

•	Exhibit D – the Investor Letter and Fundrise Stress Test, originally published April 3, 2020

In response to the Staff’s comment, Fundrise respectfully notes that the Investor Letter does not say that any offerings are being paused, rather, the Investor Letter states:

Going forward, our more mature eREITs and eFunds, in which redemptions have been suspended, will also pause accepting new investments.

Accordingly, Fundrise respectfully advises the Staff that the offerings in question have not been paused, but rather there has merely been a pausing in the processing and acceptance of new subscriptions submitted by prospective investors. In fact, each offering continues to be actively marketed to investors and maintains a separate webpage on the Fundrise platform that investors can use to browse investments, gain information regarding the offerings via their various offering circulars and, if so inclined, express non-binding interest in investing in such offering at the point in time in which it is accepting and processing subscriptions. As such, given the Staff’s very broad definition of what constitutes an “offer of securities”, while the consummation of sales may be temporarily paused as we see how the world shakes out in the next few weeks, each of Fundrise’s qualified offerings remain continuous offerings under Rule 251(d)(3)(i) of the Securities Act of 1933, as amended.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 3

Fundrise respectfully reminds the Staff that at the time of publication of the Investor Letter (and the pausing of processing subscriptions and redemptions), mortality rates for the coronavirus outbreak were estimated to be as high as 2.2 million Americans, creating unprecedented uncertainty in the economy and the country as a whole. While, fortunately, it appears that the we may yet avoid the worst-case scenarios, there still remains a great deal of uncertainty as to the duration of the health crisis and the extent of the economic shock as these events continue to unfold.

As the Fundrise Programs hold illiquid real estate properties and loans, it is unclear what the magnitude of liquidity the Fundrise Programs need to maintain in case of debt service shortfalls, existing funding commitments to real estate deals, and the potential need to step in to take over or pay-off existing senior loans. In certain circumstances, as a result of the government lockdowns there could have been, and there may still be, major bank failures as tenants cease paying rent and landlords stop paying debt service. To step into substantial senior loans, the Fundrise Programs would be required to write substantial checks.

Accordingly, while many of the Fundrise Programs likely have sufficient liquidity to meet such potential funding needs at this time, Fundrise ultimately decided it was most prudent not to continue accepting subscriptions (or processing redemptions) to certain of the various Fundrise Program offerings until there is greater economic clarity.

The Issuers also wish to point out that this issue was raised, under admittedly very different circumstances, in a Staff comment letter as early as December 2015 in connection with the offering of Fundrise Equity REIT, LLC (“Growth I”). The Staff considered the Growth I response and accepted the revised disclosure and the offering was subsequently qualified. See Exhibit E for the full comment/response process on this issue.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 4

2.	Given that you are pausing certain offerings discussed in the Investor Letter, please explain why you are in the process of having two new offerings (Fundrise Balanced eREIT II, LLC and Fundrise Growth eREIT VII, LLC) qualified by the Staff.

Response to Comment No. 2

As noted above, it is not the offering of the securities that has been “paused”, but merely the processing of subscriptions. The offerings remain ongoing, are actively marketed and are reviewable by anyone who wishes to do so on the Fundrise website.

As to the qualification of the two new offerings for the Issuers, as stated in the Investor Letter, Fundrise is continuing to establish new offerings (and seek new investor subscriptions for such offerings) in order to raise and deploy investment proceeds into investment strategies specifically tailored for the currently uncertain economic landscape:

At the same time, for those investors who continue to invest for the long-term, new investment dollars will go into new funds that will raise and deploy into strategies tailored specifically for the COVID-19 world in which we live in today. While much of the real estate market has frozen, as the country moves from a state of panic to broader acceptance of the hard but necessary steps to quell the outbreak, we expect that the current extreme levels of uncertainty will give way to a relatively more predictable period of contraction.

As noted in the Investor Letter, the newer Fundrise Programs, including the Issuers, will have the benefit of being able to invest in assets that are similar to those in prior, more mature, programs but with the benefit of deploying capital with the knowledge of the changed and changing landscape brought about in the post-COVID-19 world, without the potential uncertainty around estimating the magnitude of potential liquidity needs for existing deals as the newer Fundrise Programs have no, or only one recently acquired, assets other than cash. The Issuers have the advantage of a “clean slate” with respect to the investments that they would pursue. Although the investment strategies and objectives of these newer Fundrise Programs, including the Issuers, are generally the same as the more mature programs, investments in the newer Fundrise Programs can be tailored to the current investment landscape. For example, opportunities to purchase properties and other assets at significant discounts or much wider spreads may be available; certain property classes that are less attractive given the COVID fallout (e.g., hotels, cinemas, retail, etc.) can be avoided in the near term unless market dynamics change; while on the other hand, certain property classes may be more attractive (e.g., industrial, warehouse, data centers, etc.). Given these factors, Fundrise believes that it is appropriate to establish new Fundrise Programs, including the Issuers, that can take advantage of current market conditions.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 5

* * * * *

If you have any questions or would like further information concerning the Issuers’ responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Secretary
Michelle A. Mirabal, Associate General Counsel

Rise Companies Corp.

Matthew Schoenfeld, Esq.

Goodwin Procter LLP

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 6

Exhibit A

What you should expect from Fundrise during the next financial crisis

Though it may seem like a strange notion, I spend time every day preparing for the next financial crisis. As CEO of a financial technology company, it is arguably the most important part of my job. At Fundrise, we tend to follow the advice of the great value investor Seth Klarman, who said, “Take care of the downside, and the upside will take care of itself.”

While it may be unclear what will trigger the next recession or when exactly it will occur, its eventual arrival is inevitable and denying that fact will only make it that much more difficult to handle once it does.

Make no mistake, winter is coming.

So, instead of wasting time debating, we choose to focus our energy on determining how best to prepare.

More than an ounce of prevention

The funny thing about black swans is that, by definition, they can’t be predicted. So rather than build an investment strategy around forecasting the market’s ups and downs, hoping that a life raft will magically appear when things get choppy, we’ve instead set out to build an ark capable of weathering unexpected storms, assuming that eventually one will hit.

We do this by consistently seeking to make sound investments with strong fundamentals, even if it means being slightly more conservative in our approach than others around us. We focus on the intrinsic value of the real estate, choosing to invest in areas with high barriers to entry and at prices that are at or below replacement cost (i.e. below the cost to construct a new building of similar quality). We believe strongly that if we invest in markets with stable or rising demand and own properties at a lower cost basis than our competition, then over time our investments should experience stronger than average performance — even if the market goes through a downturn.

How we intend to operate in a recession

While financial crises are rare, such downturns often prove to be crucial turning points on the path to building wealth. All too often, investors both big and small get carried away by the intense emotions sweeping through the economy and end up making rash decisions that they later tend to regret.

It is therefore critical that our investors understand we built Fundrise to insulate our investments from these emotionally-driven periods — in the hopes that we, with our investors, are not only able to weather a financial crisis, but better yet, succeed during it.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 7

The most experienced investors know that during a financial crisis, there is significant volatility in asset pricing due to the enormous sense of uncertainty about the future. The fear caused by this uncertainty can often be exacerbated when (like in 2008) the very institutions that everyone assumed were most prepared for such an event turn out not to be. As fear takes hold, credit dries up, lenders withdraw from the market, and normal business grinds to a halt. This usually leads to forced selling of assets as margin loans are called and companies and individuals alike seek to cover unexpected liquidity demands. This forced selling in turn leads to a temporary plunge in asset prices, as everyone waits to see where the bottom will be.

In such circumstances, Fundrise will almost certainly suspend our redemption program and investors should not expect us to provide them with liquidity.

While this is true for a number of reasons, the first and most important is that it will almost certainly be in the best long-term interest of our investor base as a whole.

During turbulent times, the value of our underlying real estate property will inherently be unclear. As a consequence, determining the net asset value (NAV) of our investments will be extremely difficult and allowing for redemptions at NAV in the midst of a sudden downturn would almost certainly result in mispricing and poor results for both those investors attempting to redeem, as well as those who remain invested. We will likely want to allow a minimum of 6-12 months for the market to settle before determining a reasonable NAV and allowing for redemptions to begin again.

To be clear, we’ve built Fundrise for those investors who want to outperform the stock market over the long term. We invest in real property because of the many benefits that come with owning it — higher yields, higher potential returns, and generally greater stability. But those benefits come with a tradeoff, primarily liquidity. By its nature, real estate is an illiquid, long-term investment with a natural duration measured in years or even decades. Properties increase in value as macro growth trends play out around them. Investors who are patient enough can experience exceptional performance as a result of that growth. However, selling a property before it’s had sufficient time to mature is likely to result in poor returns. Even more importantly, doing so during a financial crisis is likely to result in painful underperformance.

So, while under normal market conditions we seek to provide our investors with liquidity through the redemption program, during a financial crisis, investors should expect us to pause the program to allow enough time for whatever events may unfold.

A problem will be an opportunity

We believe that the majority of our investors have specifically chosen Fundrise because of the benefits that come from owning a portfolio of illiquid real estate over the long term, and consequently, expect us to make sound decisions with this in mind. During a downturn, that almost certainly means not taking losses as a result of forced sales and likely not sparing precious capital to satisfy a minority of individuals seeking to redeem their shares.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 8

To the contrary, we anticipate preserving capital in the interest of adding value to our real estate investments if and when the opportunity presents itself. In other words, the cash reserves we hold are meant for the benefit of the whole investor base, and it is more likely that we would use them to buy high quality assets at depressed prices than to provide liquidity to a limited number of investors.

To summarize, if you think you may need liquidity from your investments with us during the next financial crisis, then Fundrise’s long-term illiquid real estate strategy is probably not a good fit for you.

A final thought

Though none of us want to see another financial crisis, that doesn’t mean that we should blind ourselves to the inevitable. If we prepare for it accordingly, it may turn out that the stability of our portfolio combined with our broad base of long-term investors actually creates new opportunities not available to most others in the market.

As Nathan Rothschild famously said, “Buy when there’s blood in the streets, even if the blood is your own.”

Until then...

Onward,
Ben

PS - If you have heard this message from us before (or even multiple times), bear with us. We believe it “bears” repeating at least once a year.

PPS - I often speak to traditional industry players who tell me that serving the individual investor isn’t worth it because they are not as sophisticated as large institutions. They tell me that our investors can’t understand the long-term, illiquid nature of real estate and that they need institutions to make their decisions for them (especially during periods of market instability when their emotions will take over).

We disagree. Experts never hesitate to tell you how much you need them. We have built Fundrise to be different and we look forward to proving these “experts” wrong, together.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 9

Exhibit B

Shareholder Letter dated January 16, 2020

2019 year-end letter to investors

One year ago, we began our annual letter noting the relative strength of our 2018 Fundrise overall platform performance of 9.11%¹ versus that of the broader stock market at -5.13%² (as measured by the Vanguard Total Stock Market ETF) and public REITs at -5.95%² (as measured by the Vanguard Real Estate ETF).

We discussed our concerns around the stability of the economy and the potential headwinds that would result from the Fed’s determination to normalize monetary policy by unloading its balance sheet while simultaneously raising interest rates. Consequently, we outlined our intentions to deploy into what we felt were more conservative investment assets with better intrinsic value.

As is often the case, the future can be surprising.

Not only did the Fed not raise rates in 2019, they instead made a sharp 180-degree course change, lowering the target Fed funds rate three times and re-initiating a new form of quantitative easing by providing their balance sheet liquidity directly into the financial system’s repurchase (repo) markets.

The result… the stock market was up a whopping 30.80%² over the last year, reaching all-time record highs, with similar performance from public REITs. At the same time, Fundrise ended 2019 with an overall net return of 9.47%¹.

Of course 9.47% is not 30.80%. And that, in many ways, is the point.

In 2018, stocks produced an approximate -5% return while Fundrise returned just over 9%. Last year the stock market produced an approximate 31% return while Fundrise returned over 9% again.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 10

Year	Fundrise (platform portfolio)¹	Vanguard Total Stock Market ETF²	Vanguard Real Estate ETF²
2014	12.25%	12.56%	30.29%
2015	12.42%	0.40%	2.37%
2016	8.76%	12.68%	8.53%
2017	11.44%	21.16%	4.95%
2018	9.11%	-5.13%	-5.95%
2019	9.47%	30.80%	28.91%
6-yr average	10.57%	11.43%	10.72%

To be clear, the overall return across the Fundrise platform is not necessarily representative of any individual investor’s performance. The performance of your account is likely to vary depending on when you invested and the allocation of your portfolio (learn more about how returns work on Fundrise).

From the beginning, we’ve sought to provide investors with better, more consistent returns over the long term, so we structure our investments with the intention to do just that. In fact, it’s highly unlikely that the way in which we invest would return 30% in a single year. To achieve such short-term returns in real estate would require taking on what we believe to be an unadvisable level of risk. So, while the investments we pursue are unlikely to return 30% annually, we believe that even in a downturn they are just as unlikely to risk a comparable principal loss by swinging wildly in the opposite direction.

More consistent over the long term. That’s the operating principle.

Because our goal is long-term consistency, we devote a considerable amount of time and energy to identifying and understanding the macroeconomic drivers that have the greatest probability of impacting the broader real estate market for the next several years to a decade.

Our view: consensus-driven asset now priced even further out of line with economic fundamentals

Looking ahead, we continue to have a very similar outlook as we’ve had in years past. Asset prices, by almost any measure, are more expensive today than they were 12 months ago. To use the stock market as a convenient example, you’d be hard pressed to ignore the fact that prices were up nearly 30% in 2019, while earnings remained essentially flat.

We were hesitant to be a long-term buyer of consensus-driven assets at last year’s prices. Now we’re only that much more resistant to pay a 30% higher price for the same assets today.

Some may call this approach too conservative, but our belief is that the investors who have achieved consistent success spanning multiple decades tend to spend more time protecting against the downside than they do regretting the upside they may have missed.

As those who have been with us over the years have undoubtedly heard us say before:

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 11

We are wary when broader market sentiment is overwhelmingly positive and caution against assuming current trends cannot reverse unexpectedly, especially when everyone starts to believe they won’t.

It’s entirely reasonable that prices may remain elevated for an extended period of time due to a permanently low interest rate environment (or at least that's now the popular viewpoint). While there are good arguments for this belief, it sounds suspiciously like the “this time is different” refrain from bubbles past.

So how then do we think about where to invest?

As we’ve stated previously, we believe that:

1.	Major macro trends are the primary drivers of long-term real estate returns.
2.	By identifying these fundamental drivers, we can capture opportunities that will produce reliable, strong returns that are less correlated to public stocks and bonds.

What then will be the predominant drivers of the new decade? Though we can’t be certain, it’s reasonable to assume that what mattered most in the 2010s will be different in the 2020s. Decades seem to develop their own narratives that define each era — the tech bubble and globalization in the 1990s, the housing bubble and radical fundamentalism in the 2000s, and the long economic recovery and populism of the 2010s.

In translating these powerful movements into actionable strategies, we tend to rely on a fairly basic framework of “who, what, where”.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 12

•	Who, meaning specific, observable segments of the population that will be driving increased demand.
•	What, meaning for what type of real estate will they be driving demand.
•	Where, simply meaning where will they be driving demand for this type of real estate.

To illustrate the point, let’s look at the 2010s. Almost inarguably the most successful real estate investment of this period was: millennials (who), multifamily (what), major metro markets (where) — in other words, apartments geared towards young adults in big cities and close-in suburbs was (from a risk/return standpoint) the best investment one could have made. In retrospect, this should have been obvious when looking at demographics, as the millennial “echo boom” was graduating from college and wanted to live in vibrant urban environments, but could not afford to buy.

A close second for best strategy was: tech companies (who), industrial or data centers (what), and major metro markets (where) — this strategy leveraged technology’s transformation of the rising generation’s consumer preferences that reshaped retail and media distribution over the past decade.

One of the worst strategies was likely: Baby Boomers (who), traditional retail (what) — think dead malls with aging brands and outmoded shopping patterns, in distant suburbs (where).

The question then is “who, what, where” for the 2020s.

In spending time analyzing and debating, we’ve determined that sharing the entirety of our thinking on the subject is simply not feasible in a single letter — however, we believe that doing so is important not only because we think many investors will find it interesting, but because it is in line with our values as a company.

So, over the coming months, we intend to share a multi-part series of letters that will delve into the major macroeconomic drivers we believe are important. The goal being to both share our views and, equally as important, to gather yours, as we seek to craft the best strategies for the coming decade.

Below are three of the dominant drivers we believe will have a major impact in the coming decade:

1.	Aging and declining populations
2.	Regional and economic disparity
3.	Aggressive monetary reflation

What is your perspective for the “who, what, where” of the 2020s?

In closing

We deeply appreciate your investment and continued support as we work to transform the investment industry. Our goal has and will continue to be to build a better financial system for the individual investor — one that is simpler, more reliable, lower cost and transparent. We’ve made a great deal of progress towards that end, surpassing 100,000 active investors over the summer and $1 billion in equity under management just after the turn of the new year. So, on behalf of the entire Fundrise team, thank you.

Onward,

The Fundrise Team

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 13

P.S., As we contemplate and prepare for a potential downturn, we want to reiterate to every investor that real estate (and therefore Fundrise) is inherently a long-term, illiquid investment. While our programs strive to provide early liquidity to investors who need it, we expect that we may limit or suspend redemptions in certain scenarios, such as during a financial crisis. In such a scenario, we must first consider the interests of all investors, and therefore may determine it is prudent to hold a higher level of liquidity given the uncertainty. Similarly, it would likely take additional time to reset net asset values (NAVs) if market conditions were to vary rapidly.

As always, please don’t hesitate to reach out to investments@fundrise.com with any questions or comments.

——

1.	Fundrise platform performance for each calendar year consists of the time-weighted, weighted-average returns of the real estate investing programs sponsored by Rise Companies Corp., and is not representative of the performance of any individual Fundrise investor. 6-year average performance is the compounded annual growth rate (CAGR) across each calendar year of performance from 2014 to 2019. Individual investment results may vary depending on the mix of investments owned by any investor on the Fundrise platform. Fundrise platform performance does not include investments in Rise Companies Corp itself (The Fundrise iPO) or the Fundrise Opportunity Fund, the inclusion of either of which could potentially have a negative effect on the total performance of the Fundrise platform. Past performance is not indicative of future results, and all investments may result in total or partial loss. All prospective investors should consult their personal tax and investment advisors before making any investment on the Fundrise platform. All estimated performance figures presented are net of fees and inclusive of dividend reinvestment. For more information, please see our full performance disclosure, as well as the offering circulars available at fundrise.com/oc.

1.	Annual performance of the Vanguard Total Stock Market ETF and Vanguard Real Estate ETF specifically refers to the Total return by NAV of each ETF, and was sourced from vanguard.com on January 14, 2020. 6-year average performance is the compounded annual growth rate (CAGR) across each calendar year of performance from 2014 to 2019.

Blog Post: Understanding Fundrise historical returns

Understanding Fundrise historical returns

We often talk about how Fundrise is a long-term investment. We aren’t just referring to liquidity, though — we’re also referring to the shape of your overall return profile.

In 2019, Fundrise produced a total net platform return of approximately 9.47%. But in many ways using a singular weighted average figure to represent the entirety of the platform’s performance oversimplifies the actual diverse experience of our investors on Fundrise, as well as the fundamentals of how investing in real estate actually works.

At the end of 2019, Fundrise had more than 120,000 active investors. Those investors ranged from having spent as little as one day on the platform to more than five years. Collectively, they invested in portfolios composed of as many as 16 different eREITs and eFunds, as well as many project dependent notes (the predecessor of the eREITs), with investment objectives ranging from generating consistent income, to maximizing long-term growth, to a balanced blend of each. As a result, nearly everyone of our investors had a unique return for their Fundrise portfolio based on their specific set of individual circumstances.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 14

While 9.47% was the net overall platform return, only a few investors earned exactly 9.47% — most earned either a little more or a little less, and some earned a lot more or a lot less.

What nearly all 120,000 investors had in common was this:

An investor’s unique return for the year was highly correlated to the amount of time they’d been investing with Fundrise.

Historically, the less time you’d been investing the lower your likely return, while the more time you’d been investing, the higher your likely return. We highlight this not because we believe it will always hold true in all circumstances, but because generally speaking we believe it can help investors understand what makes investing on Fundrise different from investing in the stock market (Of course, it is important to always remember that past performance cannot and does not predict future outcomes, which may vary greatly from what has occurred previously).

Put another way, on average, the historical rate of return for Fundrise investments has generally started out lower and increased over time.

Why does this occur? Though there are multiple factors involved, a primary reason is that investing in real estate (by which we mean owning actual physical properties, not public REIT stock traded on an exchange) tends to follow what is called a “J” curve return profile.

Understanding the J-Curve

A “J” curve investment is an investment that follows a pattern where realized returns tend to be lower — or even negative — in the early period of the investment, often as a result of both money and time being invested into creating value, with the majority of the return on that capital and work realized towards the later portion of the investment period.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 15

In terms of real estate specifically, it’s easy to imagine buying an old, run-down apartment building with many vacant units and low relative rents as a result of its poor condition. After purchasing the property, you may invest significant capital into making improvements; adding HVAC, hardwood floors, new kitchen cabinets and countertops, stainless steel appliances, fresh carpets and paint, and maybe a nice community fitness center and pool.

Between obtaining permits, negotiating with contractors, and performing the work, improvements may take several months or even a couple of years to complete. Once finished, however, the property begins to lease up as a result of the renovations, with most tenants (including many of the existing ones) willing to pay more in rent because the property is now much more comparable to other significantly newer and nicer apartments. Over the next 12‒24 months, you’d expect the income from the property to increase dramatically. And eventually, you may choose to sell the asset at a premium to an investor who is pleased to own a recently renovated property that is fully leased at top of market rents.

In this scenario (a strategy we’ve deployed often across our portfolio), you’d likely experience little to no return for the first couple years, with cash flow from rent only picking up well after the renovations are completed. The bigger “pop” in your returns may ultimately not be realized until even later, when you either sell or refinance the asset. Such value-creation business plans, or variations on it, are at the core of most private real estate investing and central to the way investing with Fundrise works.

This general phenomenon can be seen in practice simply by looking at the performance of the Fundrise Growth eREIT, again emphasizing that past performance is not necessarily indicative of future results:

When looking at the lifetime performance since inception, at first glance it may appear as a steady upward trend since the fund first began accepting investments in February 2016. However, when you look closer at the first year, you can see that returns were nearly flat during this ramp-up period:

By combining an understanding of the nature of a J-curve return profile with the previous data around returns by time on platform, you can start to recognize that investors who have been investing on the platform longer will naturally have a larger portion of their portfolio in properties that are further along in the maturity of their business plans and therefore are starting to capture a greater return. In contrast, newer investors, typically having a portfolio with a greater portion of assets that are still early in their business plans, would not yet have realized a substantial return.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 16

Although not immediately intuitive to all, portfolios with a majority of their assets in “ramp-up” (i.e., earlier in their business plan) are likely to have a higher potential return going forward over the next several years, than portfolios with a majority of their assets in the stabilized phase (and having already captured high returns in the previous few years).

What about income-focused investments?

The J-curve principle also applies to real estate investments focused on generating income, though generally to a lesser extent. In real estate, income-focused investment strategies typically consist of either buying already-stabilized properties which generate regular income through rent, or by providing financing via a loan or other debt-like structures to the developer of a property, who then pays regular fixed interest payments.

Once the capital has been deployed, you would expect an income-focused investment to earn returns in a more or less straight line compared with a growth-focused investment. The important part to note is that, like a growth-focused investment, deploying the capital does not happen overnight. It takes time to identify the right investment, perform due diligence, and close. In the case of investments in construction, they are typically funded in draws, meaning that a portion of the capital is not deployed until certain construction milestones are reached.

You can see the J-curve manifested in the relative performance of investments in income-focused vs. growth-focused portfolios.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 17

The first year returns for the income investments are higher than the growth investments. After the end of the second year though, the growth investments have “caught up”. By the end of the third year, the growth investments have begun to see a “pop” in their value while the income investments have leveled out into a straighter line, resulting in the growth investments earning a greater total return over the life of the investment.

The bottom line

Investing in real estate on Fundrise is a lot more like investing into a portfolio of companies that are still in their high-growth pre-IPO phase, than it is like owning an index of mature, publicly traded companies.

A large portion of any returns comes directly from the value added to the property. Because performance is so much more closely tied to the properties and execution of their business plans, it follows a natural trajectory in the form of a J-curve that takes time to play out: an initial period of low expected returns as properties are acquired and business plans put into action, with a potential harvesting of the value creation in the form of higher returns in the later portion of the investment period.

Therefore, as an investor you should not only expect for returns to be lower than the platform average if you’re in your first year or two of your journey with us, but if you’re like us and like to think long-term, you might actually get excited about owning a portfolio that is heavily weighted towards properties that are in this early “incubation period” where we are building up the potential for higher returns in the future.

We hope you find this helpful, and as always, please don’t hesitate to reach out to investments@fundrise.com with any questions or comments.

——

1.	Data set consists of the weighted-average cumulative return over time of shareholdings acquired in each of the eREIT and eFund programs from December 5, 2015 through January 13, 2020. Estimated returns presented do not assume dividend reinvestment, and are net of fees.

2.	This chart shows the hypothetical growth of a $10,000 investment in the Growth eREIT over the period indicated, assuming dividend reinvestment, and net of fees. Similar performance information for each eREIT and eFund is available on each fund’s individual offering page, which may be found at https://fundrise.com/offerings

3.	Data set includes all shares issued by the eREIT and eFund programs listed below from December 5, 2015 through January 13, 2020. “Income funds” include the Income eREIT, Income eREIT II, Income eREIT III, Income eREIT 2019, and Income eREIT V. “Growth funds” include the Growth eREIT, Growth eREIT II, Growth eREIT III, Growth eREIT 2019, Growth eREIT V, Growth eREIT VI, Washington DC eFund, Los Angeles eFund, and National eFund. Estimated returns presented do not assume dividend reinvestment, and are net of fees. As each of East Coast eREIT, West Coast eREIT, Heartland eREIT, and Balanced eREIT do not primarily focus on either an income or growth strategy, such funds are not included in this performance data.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 18

Exhibit C

Shareholder Letter dated March 11, 2020

Black swan events are both unpredictable and inevitable, but that doesn’t mean we can’t be prepared

The coronavirus (COVID-19) global outbreak is by definition a black swan event. While no one could have predicted the details, we’ve spent the last several years positioning our portfolio for this type of eventuality, and will continue to act decisively to weather an extended period of adversity.

For the past two weeks, nearly every investment manager, advisor, broker, tech platform, or other financial company has sent a note to their customers with more or less the exact same message: Sometimes markets go up, and sometimes they go down. There’s absolutely nothing you can do about it, and although things may seem alarming, the best thing you can do right now is just hold on and continue to keep investing.

This way of thinking certainly has its origins in merit-worthy lessons about not trying to “pick winners” or “time the market”, but the idea that we should all resign ourselves to the fact that we are merely ants on a log floating down river towards a waterfall is a level of helplessness that we have a hard time endorsing.

So instead, we felt it important to give our investors a more frank view of what we see unfolding, and the proactive steps we’ve taken over the years to prepare for such an event.

The ongoing coronavirus (COVID-19) global outbreak is by definition a black swan event in that it was impossible to predict, and yet it has caused (and will almost certainly continue to cause) massive disruption. While there continue to be many more unknowns than knowns, a few things do seem somewhat clear to us:

•	First, the magnitude of the risk is impossible to quantify at this moment.
•	Second, today we are likely much closer to the beginning of this outbreak than we are to its end.
•	Third, a sustained outbreak which results in large scale restrictions on movement, travel, and public gatherings would have severe negative impacts on the world economy.
•	And fourth, we are currently more at risk of slipping into a true recession than at any time in the last decade.

All of our investors should be familiar with the letter titled: What you should expect from Fundrise during the next financial crisis. Originally drafted in 2017, we’ve since sent it to every single investor who has ever joined the platform (most receiving it roughly 60 days after placing their first investment).

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 19

While the entire piece is relevant, we felt the below portion is particularly worth calling out in this moment:

“The funny thing about black swans is that, by definition, they can’t be predicted. So rather than build an investment strategy around forecasting the market’s ups and downs, hoping that a life raft will magically appear when things get choppy, we’ve instead set out to build an ark capable of weathering unexpected storms, assuming that eventually one will hit.

We do this by consistently seeking to make sound investments with strong fundamentals, even if it means being slightly more conservative in our approach than others around us.”

In other words, we’ve been specifically building the broader Fundrise portfolio with the intention of being able to sustain a prolonged period of economic distress as a result of this kind of eventuality.

Today, nearly 70% of the portfolio is held in residential rental properties, the vast majority of which are focused on providing well-located and reasonably priced housing to workforce renters. We’ve weighted toward these types of assets because they generally have better withstood past economic downturns; shelter, like food, is a basic need rather than a discretionary expense.

We aimed to acquire these assets at a basis below what it would cost to build the same building today, and financed them with long-term fixed rate debt at relatively modest leverage, allowing for the potential of substantial decreases in operating revenue to occur (over 30% in all cases and over 40% on average) without risking our ability to cover debt payments.

Virtually all of the remainder of our real estate portfolio is either senior loans secured by the underlying property, or commercial assets that we own outright with no debt in place. Again, this substantially de-risks the portfolio, as excessive leverage is the primary reason that many real estate investors lost principal in previous downturns.

To be clear, this is not to say that our investments are risk-free. If the resulting downturn from the effects of the coronavirus outbreak proves to be more extreme, chances are that at least a few of our 200+ assets would experience some form of hardship or decrease in value.

However, rather than simply throw our hands up and proclaim that there’s nothing to be done except sit back and hold on, we will instead continue to take deliberate actions that we believe further increase the portfolio’s ability to weather a downturn. In some cases, this may mean selling assets that we believe have run their course, and deploying that capital into other properties that we feel are particularly well suited to withstand stress. And in almost all cases, it will mean holding more cash reserves, being more conservative, and likely accepting lower relative returns in the short term than what we have produced in the past, in exchange for greater stability and with the intent to be well-positioned to capitalize on new opportunities when the storm clouds do eventually pass.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 20

As an investor, it is always humbling to be reminded of how quickly things change. The coronavirus is a global shock that no one was anticipating, and while we absolutely continue to hope for the best, our job is to prepare for the worst. Given how events have unfolded so far, we believe the potential for mass sentiment to move quickly towards one of panic remains very real, and therefore we will continue to reevaluate the situation daily.

In our 2019 year-end letter from just over a month ago, we discussed our belief that the 2020s would see a true paradigm shift away from the fundamentals of the previous decade and “caution(ed) against assuming current trends couldn't reverse unexpectedly, especially when everyone starts to believe they won’t.” We just did not expect that shift to occur so rapidly.

As always, the purpose behind this letter is to be as transparent as possible with you about our beliefs and subsequent intended actions as it relates to the broader Fundrise portfolio. And just as we believe the swiftly changing economic environment warrants decisive action on our part, we also believe that all investors should conduct their own comprehensive analysis of their personal portfolio in order make similar holistic decisions about how to best move forward, even if that means choosing to hold back their funds that they may have otherwise invested with us in favor of having more liquidity on hand over the next few weeks and months.

Finally, we always appreciate hearing from you, our investors, about your perspective on current events, as well as any information that you believe could be of value to us. Don’t hesitate to reach out to us at investments@fundrise.com.

Onward,

The Fundrise Team

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 21

Exhibit D

Investor Letter dated April 3, 2020

We built your Fundrise portfolio to be a fortress in times of uncertainty

To follow up on last month’s letter, we’re sharing a detailed analysis of how we believe the pandemic will continue to evolve, and the latest measures we’ve put in place to protect our entire investor community.

Key takeaways

●	We believe that we are still on the upward slope of the curve when it comes to the spread of the coronavirus across the country.
●	As a result, the extent of the negative impacts on the broader economy remain uncertain and the risk of a prolonged downturn is real.
●	Our duty, as investment managers, is to take the hard but necessary steps to protect the interests of our investor base as a whole during this time.
●	Therefore, we’ve suspended redemptions for our mature eREITs and eFunds in order to maximize cash reserves and ensure the portfolio is in a position of strength.
●	Lastly, we completed an extensive stress test of every asset we hold and are sharing the results in order to provide transparency into why we feel confident our portfolio will outperform most other investment assets through an extended recession.

Less than thirty days ago, we sent a letter to all our investors describing our concerns about the emerging coronavirus (COVID-19) global outbreak. Since then, it has been a sobering experience to witness how quickly the world has changed.

At that time, the US had approximately 1,000 known cases of COVID-19. As of this writing, there have been more than 245,000 confirmed cases reported.

It’s difficult now to remember that, even then, many people were still skeptical about the potential scale of the outbreak and most could not imagine the prospect of America’s major cities going into lockdown. But here we are.

Today, we suspect that there is not a single one of our investors who has not been directly impacted by this pandemic in a significant way.

It’s important to reiterate a point that we often make when sharing these types of letters, which is that our goal here is transparency. We do not attempt to predict the future, nor do we believe that we are always right in our assumptions. We do, however, believe that being transparent in our thinking and the resultant course of our actions is imperative.

To that end, we want to walk you through the details of how we believe this situation will continue to unfold, and the critical steps we are taking as a result.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 22

The virus and the economy

We are not scientists. Nor do we believe that anyone can truly feel confident today forecasting the near future. But as investment managers, we have a responsibility to prepare for a wide range of outcomes and rely on the data to help us make the best decisions possible for our investors.

Though painful to acknowledge, we believe the evidence suggests that we are still on the upward slope of the curve when it comes to the spread of the coronavirus across the country.

As the case count continues to rise, and stories of overwhelmed hospitals become more and more frequent, it’s difficult to imagine that many people will not shift towards more genuine panic. We believe that this period of panic will reach its peak somewhere between 2-6 weeks from now (the exact timing being somewhat dependent on locale).

Yet, as more cities and states fully embrace the need for “shelter-in-place” mitigation, we also believe that cases will eventually begin to taper. What remains unknown is just how long it will take for these steps to actually bring the virus under control, and what the new normal looks like then. It is not unreasonable to assume that we won't be able to return to a world more like what we knew pre-COVID-19 until a vaccine is developed, which even in optimistic scenarios is likely a year off.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 23

What’s so different about this crisis (that many others have also identified) is the fact that the keys to combating the outbreak itself simultaneously act as massive brakes on the broader economy. Like trying to bring a high speed train to a full stop in only a matter of seconds, this kind of universal emergency shut-down is creating an extraordinary (and unpredictable) cascade of negative side effects.

The big question which no one knows the answer to is if this domino effect of having to close such a large number of businesses will lead to a prolonged recession...or worse. At more than $21 trillion in annual gross domestic product (GDP), shutting down the entire US economy for only a few months could mean such a huge loss in output that even the unprecedented combination of the $2 trillion congressional stimulus package and the Federal Reserve's promise of unlimited quantitative easing may not be sufficient to restart the metaphorical engines.

There’s simply no “on-off” switch for the economy.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 24

Your Fundrise portfolio

Given our ongoing concern that what started as a health crisis, will spread into a liquidity crisis, followed by a credit crisis, and ultimately end in a recession, the next logical question is “What does this mean for my Fundrise portfolio?”

In short, we’ve spent the last several years building the broader Fundrise portfolio, and by extension the many unique permutations owned by our community of 130,000+ individual investors, to be a fortress specifically designed to withstand this type of severe downturn.

We view each property that we collectively own or have invested in as another brick that’s been carefully laid by hand to form a secure barrier. And the dollars that we hold in reserve are the stores of grain, meant to ensure that our entire investor community can endure a long, harsh winter.

Up until now, our singular focus has been on acquiring assets that we believed would outperform during a period such as this. At times we’ve looked smart, when the stock market crashed and fears of a potential recession started to surface. And at times we’ve looked foolish, when the stock market rallied and prospects of endless prosperity swept over the country.

But regardless we kept at it, unwilling to compromise in our convictions.

We’ve also been intentional in telling our investors what we were doing, sending the same letter to every single person who’s ever invested with us.

“We [consistently seek] to make sound investments with strong fundamentals, even if it means being slightly more conservative in our approach than others around us. We focus on the intrinsic value of the real estate, choosing to invest in areas with high barriers to entry and at prices that are at or below replacement cost (i.e., below the cost to construct a new building of similar quality). We believe strongly that if we invest in markets with stable or rising demand and own properties at a lower cost basis than our competition, then over time our investments should experience stronger than average performance — even if the market goes through a downturn.”

Today, the result of that work is a portfolio which is more than 80% made up of rental apartments and residential senior loans (an asset type that we’ve stated before we feel is likely to be one of the best-performing investments during this crisis). In addition, virtually all of the remaining 20% of the portfolio consists of mixed-use property investments located in major urban markets, owned 100% equity with no leverage — an approach, we also believe, is one of the lowest-risk options available today. Lastly, the portfolio also has roughly $175 million of cash reserves (our grain stockpile) currently held in government money market funds.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 25

In total, from a risk-adjusted-return standpoint, we believe the portfolio is as well positioned to be able to sustain a severe economic downturn as any other investment asset with which we are familiar.

Portfolio stress test

To substantiate this belief, we’ve spent the last few weeks conducting an in-depth analysis of every single asset in the eREIT and eFund portfolio (213 in total) and stress tested them against an extreme downside scenario — a forecast period where stabilized multifamily apartments experience more than 30% economic vacancy for approximately twelve months (for reference, this is approximately 3 times the amount experienced during the financial crisis of 2008, which according to the Federal Reserve peaked at around 11.1% nationwide).

Summary of stress test results

As evidenced below, we believe that even under this scenario where we experience greater distress than in the Great Recession of 2008-2009, nearly the entirety of the portfolio would still be able to perform with little to no principal risk, assuming that a minimum $50 million of our $175 million cash reserve was available to either cover potential operating shortfalls, continue with development that is already in process, make debt paydowns, or in the very rare instance step in and take over as manager of the property. Of course, while we believe the assumptions made in this stress test analysis are extremely severe and ultimately unlikely to occur, we cannot guarantee how the future will play out.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 26

*In the stress test scenario, some assets may experience temporary dips in value or periods of lost income,which we believe would rebound over the full lifecycle of the investment. However, there can be no guarantee that the conditions created by the ongoing COVID-19 global pandemic, or any other future unforeseen event, will not result in greater stress on the assets than is demonstrated here.

Detailed stress test results

Click on each investment category for the full set of assumptions and property-level analysis.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 27

Why we are suspending redemptions

Fundamentally, Fundrise investors own real property, which is simply not liquid. Fulfilling redemption requests in today’s environment would mean either substantially depleting vital cash reserves, or even worse, potentially selling assets into a down market, and likely at a price far below actual value.

As highlighted above, the availability of cash reserves is a critical piece in our stress test scenario of an extreme downturn. Having lived (and invested) through both the 2001 and 2008 recessions, we have learned that no matter how strong the quality of your assets, the ability to make additional capital infusions when necessary is an indispensable element in successfully navigating unexpected economic shocks.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 28

Therefore, we’ve determined that it is necessary to suspend redemptions across all of our mature eREITs and eFunds.

Some may question why, with such confidence in the portfolio, could we not use a portion of the cash reserves to fulfill existing redemption requests?

And the answer is that we strongly believe choosing to reduce cash reserves or sell assets at this time would cause a material increase in the risk of unnecessary loss or otherwise avoidable problems for the vast majority of our investors who intend to stay invested for the long term.

Time may prove that our concerns about the severity of the downturn never come to pass, however, there is a legitimate possibility that this pandemic unleashes the greatest threat to our economic prosperity since the Great Depression. In such a world, the liquidity reserves held at the funds would become the safeguard that protects our investors against the threat of meaningful losses.

Although we’ve made significant efforts over the years to communicate that this type of suspension was an eventuality that comes with territory of investing in real estate -- such as including the following statement in the aforementioned letter about what to expect from us during a financial crisis:

“...while under normal market conditions we seek to provide our investors with liquidity through the redemption program, during a financial crisis, investors should expect us to pause the program to allow enough time for whatever events may unfold.”

-- we’re also mindful of the fact that this will ultimately be a difficult and unpopular decision for the relatively small portion of investors who have an outstanding redemption request at this time.

We know that there will be those investors who’ve been disproportionately impacted by this pandemic; some may have been recently laid off and are seeking to redeem their funds to help pay for critical expenses. Telling that individual we cannot process their redemption at this time will be, without question, one of the more difficult conversations we’ve had since starting the company.

However, as manager of the funds, it is our obligation to put the interests of the entire investor community first. We could not, in good conscience, make a decision that was directly in conflict with the framework we’ve provided every investor as to how we would act in such a scenario. Nor could we give preference to the small percentage of the investors seeking to redeem today and risk not having access to those critical cash reserves in the future, again to protect the vast majority of our investors who intend to stay invested for the long term.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 29

We truly hope that over the ensuing weeks and months it proves out that we were in fact more conservative than necessary. That would mean the virus was subdued quickly and economic conditions could return to a more stable state. In such an event, we would most certainly return to normal operations and once again resume fulfilling redemption requests. But while we hope for the best, we must plan for the worst, which means not delaying the hard decisions, just to spare ourselves tough conversations.

What it means going forward

Since starting the company, our mission has always been to treat every individual investor with the level of respect and transparency that a professional investment manager would demand. Rather than assume individual investors were not sophisticated enough to understand the world of alternative investments (and therefore should not have access to them), we set out to provide our investors with the same type of investment product that had traditionally been reserved for only the largest institutions and then gave them the power to make their own decisions through a user-friendly digital experience.

The result is that today Fundrise investors are arguably able to own real property in a more direct and low-cost way than was previously ever possible. But it also means that collectively, in times of financial crisis, the Fundrise investor community is agreeing to forgo individual liquidity in order to maintain shared stability within the portfolio and preserve value for the whole.

Unlike in the stock market, where you are alone in a zero-sum competition against thousands of financial services firms and their software algorithms whose purpose is to make money for themselves at your expense, Fundrise exists to direct the collective force of 130k+ individuals into one cohesive actor, providing our investors with the power and opportunities that otherwise only exist for the billion dollar institutions.

As we’ve shared many times before, our loudest skeptics have always told us our fatal flaw would be that in a time of financial crisis the individual investor would panic, attempt to liquidate their shares, force us to sell assets, and in the process drag their fellow investors down with them.

We’ve waited for almost ten years to prove them wrong.

Going forward, our more mature eREITs and eFunds, in which redemptions have been suspended, will also pause accepting new investments. These funds were raised and deployed in the pre-COVID-19 world, and because we believe that the panic from the coronavirus outbreak will still get worse before it gets better, our immediate near term focus for these funds will be on shoring up existing assets and moving forward with those projects that may specifically benefit from continuing to make progress in today’s environment.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 30

At the same time, for those investors who continue to invest for the long-term, new investment dollars will go into new funds that will raise and deploy into strategies tailored specifically for the COVID-19 world in which we live in today. While much of the real estate market has frozen, as the country moves from a state of panic to broader acceptance of the hard but necessary steps to quell the outbreak, we expect that the current extreme levels of uncertainty will give way to a relatively more predictable period of contraction.

Eventually, as the fallout from the extended nationwide shutdown works its way through the economy, we believe that new and attractive opportunities to proactively deploy funds will begin to present themselves. And further, that our diligence in maintaining sufficient cash reserves will be rewarded as many of the large incumbent financial institutions will still be wounded and vulnerable.

Such a world may set up perhaps the most poetic response to our skeptics, who may have to sit back and watch as we, and our investors, are proven to have in fact been the more disciplined group and, as a reward for our patience, collectively go big game hunting.

Till then, onward.

Ben

DISCLAIMER - PLEASE READ

The information contained in this email and in the accompanying Fundrise portfolio stress test is for informational purposes only, and has not been reviewed, compiled or audited by any independent third-party or public accountant. Further, this analysis is specific to the underlying assets held by each fund sponsored by Fundrise, and is not intended to project how any particular fund will perform in the future.

Obviously we cannot predict the future, and, while we believe that the assumptions contained herein to be extremely severe, there can be no guarantee that the conditions created by the ongoing COVID-19 global pandemic, or any other future unforeseen event, will not result in greater stress on the assets than is demonstrated here. In such a scenario, there may be greater risk to the various assets than is presented in this analysis.

All of the information contained herein is based on the most recently available data as of March 31, 2020. We undertake no obligation to update or review any of the information contained herein, whether as a result of new information, future developments or otherwise.

This analysis contains numerous forward-looking statements You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in this analysis.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 31

Accompanying Communication

Fundrise portfolio stress test

Published April 3 to accompany a letter to investors on the coronavirus (COVID-19) pandemic

Under normal market conditions, we review the position of each asset in the Fundrise portfolio on a periodic basis. Given the extreme uncertainty caused by the ongoing COVID-19 pandemic, we decided to conduct an additional severe “stress test” analysis of the entire portfolio in which we assumed extreme adversity in the real estate market with the intention of providing investors further transparency into what we believe is the relative overall strength of the Fundrise portfolio to withstand such a scenario.

In this overview, we will cover the assumptions that were generally applied to create a “stressed” scenario. For reference, where appropriate measurements are applicable and the historical data exists, we used assumptions that were more severe than what occurred to similar types of assets during the 2008 Great Recession. The result, we believe, is an extreme downside scenario which we remain hopeful will not ultimately come to pass.

Below is a summary of key results from the analysis:

1.	More than 82% of the portfolio is invested in residential assets, including rental apartments and senior loans on properties intended for residential use. We believe residential real estate is one of the most defensive asset types to own in this crisis; since shelter, like food, is a basic need.
2.	Our equity ownership positions in rental apartments are relatively low-leveraged with fixed-rate loans. The average loan-to-value (LTV) on these assets is approximately 60%.
3.	The portfolio of senior loans, both acquisition and construction loans, are held on balance sheet with no additional leverage and are secured by the underlying property. In virtually every case, these assets are located in urban infill locations.
4.	Properties that are either currently under development or expected to begin development soon represent 12% of the total portfolio and are owned without any senior debt.
5.	Commercial and mixed-use real estate makes up only 6% of the total portfolio and is moderately leveraged with an average of loan-to-value (LTV) of 50 - 55%.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 32

*In the stress test scenario, some assets may experience temporary dips in value or periods of lost income,which we believe would rebound over the full lifecycle of the investment. However, there can be no guarantee that the conditions created by the ongoing COVID-19 global pandemic, or any other future unforeseen event, will not result in greater stress on the assets than is demonstrated here.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 33

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 34

Equity ownership of real estate

Primary stress metric: debt service coverage ratio (DSCR)

Debt service coverage ratio (DSCR) is a metric that expresses how much income the property generates relative to the required debt payments. A DSCR of 1.0 means that the property generates enough income to pay debt service, and the higher the DSCR number, the greater the margin of safety. For example, a property with $125,000 of income and $100,000 of debt service each year would have a DSCR of 1.25. The DSCR also allows you to determine the relative drop in income that would have to occur before the property would risk not being able to meet its debt service requirements. In the prior example, the income from the property would have to fall by more than 20% before the DSCR dropped below 1.0.

In addition, many of the equity investments are owned outright, i.e., with no debt. In such cases, the risk of losing the property due to foreclosure (one of the primary ways that real estate investors risk losing principal during a financial crisis) is essentially non-existent since there is no lender.

Apartments - stabilized

$285.5 million (25.8% of overall portfolio value)

Typical business plan: The Fundrise stabilized apartment strategy is focused on providing well-located and reasonably priced housing for workforce renters. These types of assets have generally better withstood past downturns, as people tend to downsize to more affordable housing during times of economic hardship.

How we stress tested it: We stress tested the operating cash flow by assuming the current coronavirus crisis causes average economic vacancy/loss factor to increase to approximately 32% for a period of 12 months, which would include actual vacancy as well as potential lost income from tenants who miss rent payments.

For context, an economic vacancy/loss factor of 32% is nearly 5x higher than the existing economic vacancy/loss factor for the portfolio, which has been about 7%, on average, as of Q1 2020. It is also nearly 3x higher than the peak vacancy nationwide in Q1 2009 of 11.1% during the Great Recession, per data from the Federal Reserve. Since 1956 when Federal Reserve data begins tracking, the average apartment vacancy nationwide has ranged from about 5% to 11%. In other words, we believe that a 32% economic vacancy is an extremely severe stress test.

We used the following definitions in our calculations:

Operating Cash Flow = Gross Income minus Total Expenses minus Debt Service. (i.e, we included a replacement reserve assumption ranging between $250 - 300 / unit / year depending on vintage and used the most recently available trailing 12-month (T-12) figures (annualizing for some assets w/ less than 12 months of operations)).

Gross Income = Gross Rent plus Other Income minus Economic Vacancy (which was applied to Other Income as well as Rental Income).

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 35

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 36

Footnotes:

1a. Under the stress test scenario, it is projected that several stabilized apartment properties would have their DSCR fall below 1.0. In such circumstances, we project that these properties would require a total additional investment of roughly $1,500,000 in cash reserves to cover their collective debt service over the entire 12 month period.

1b. As Manager, we chose not to place any debt on these small-balance apartments.

Mixed-use - stabilized

$52.6 million (4.8% of overall portfolio value)

Due to the relatively unique aspects of each of these properties, we stress tested them on an individual basis as detailed in the footnotes.

Footnotes:

2a. The stress test assumes that extreme social distancing and/or the lockdown is required for 12 months and no retail tenants pay their rent for the entire 12 months. The result is a projected shortfall on the annual debt service which is paid by the fund.

2b. The property is leased to the US Postal Service, which the stress test assumes continues to pay rent in full.

2c. The stress test assumes that extreme social distancing and/or the lockdown is required for 12 months and no retail tenants pay their rent for the entire 12 months except for those tenants that are considered essential services and the tenants with corporate credit. Stress test also assumes that 20% of the office tenants do not pay rent, and there is no parking revenue for that period.

2d. Property has no debt and is leased to Beacon Roofing Supply, Inc. (NASDAQ: BECN), which the stress test assumes continues to pay rent in full.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 37

Mixed-use - development

$98.2 million (8.9% of overall portfolio value)

Typical business plan: The Fundrise mixed-use development strategy is focused on acquiring well-located but underutilized properties in core urban infill locations, particularly in clusters or portfolios that allow us to achieve a critical mass. These properties are intended to be developed over a long-term horizon and aim to meet the growing demand for both residential and commercial uses in large cities. These types of assets typically generate little to no cash-flow in the near term but benefit from long-term appreciation potential due to the highly supply-constrained nature of most urban markets.

How we stress tested it: We chose to not place any debt on the assets the funds own directly that are either in development or that we intend to begin development on in the near future. As a result, there is little to no risk of loss from a property lender. Most projects are recently acquired and in pre-development. Any cash reserves required are for the permitting, architectural work, and other soft costs to be spent as the projects progress through the entitlement/zoning process. Also, historically, during a recession, local governments have typically been more supportive of development, and construction costs tend to be much lower, both of which would potentially be beneficial to the business plan for these types of investments.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 38

Single-family homes - rental & for-sale

$49.0 million (4.5% of overall portfolio value)

Typical business plan: The Fundrise single-family home rental and for-sale strategies are both focused on capitalizing on the undersupply of relatively affordable single family homes in major urban markets such as Washington, DC and Los Angeles. As millennials continue to age out of apartments and begin to start families, we believe, once the current COVID-19 crisis has passed, the demand for these types of “starter homes” will continue to increase overtime. The Fundrise rental strategy aims to provide these homes for rent with the long-term upside of either renovating or selling, while the Fundrise for-sale strategy is focused on renovating and providing the homes for sale in the near term. While to date rising construction costs have been detrimental to the home renovation business, once the country is through the current crisis, potentially lower mortgage rates and the desire to move out of an apartment into a home may create unexpectedly higher demand for new homes.

How we stress tested it: None of the homes carries any property debt. As a result, there is little to no risk of loss from a property lender. Any cash reserves required are for limited ongoing development or home renovations. The majority of current rental vacancy is as a result of homes under renovation that have not been put on the market for lease up. We assumed all homes would continue to be held through the 12 month period and that any relative near term decrease in value would ultimately revert back once the market stabilized.

Footnotes:

3a. The stress test assumes that extreme social distancing and/or the lockdown is effectively in place for 12 months and new home sales see weakened demand. As a result, some homes are sold at or near cost (i.e., no profit).

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 39

Miscellaneous equity

$2.9 million (0.3% of overall portfolio value)

Due to the relatively unique aspects of each of these properties, we stress tested them on an individual basis as detailed in the footnotes.

Footnotes:

4a. The property is currently 100% pre-leased. The stress test assumes that extreme social distancing and/or the lockdown is required for 12 months and no retail tenants pay their rent for the entire 12 months except for those tenants that are considered essential services and the tenants with corporate credit. The result is a projected shortfall on the annual debt service of $225,000 which is paid by Growth eREIT II.

4b. The property consists of 12 newly-built homes that were recently completed and currently on the market for sale, with 5 of those homes under contract as of March 31, 2020. The stress test assumes that extreme social distancing and/or the lockdown is effectively in place for 12 months and new home sales see weakened demand. As a result, all the homes are sold at cost (i.e no profit) and the lender requires 12 months of debt service covered by Los Angeles eFund.

Fixed-income real estate investments

Category	Latest net asset value	Q1 2020 loan to value (LTV)	Stressed LTV
Apartments - stabilized (preferred structure)	$207.9M	82.46%	84.97%
Apartments - development (preferred structure)	$69.3M	68.88%	74.11%
Senior construction or bridge loans	$152.8M	71.51%	78.14%
Miscellaneous (preferred structure)	$5.3M	61.50%	88.62%
Total or weighted average	$435.3M	76.20%	80.89%

Stress metric: loan to value ratio (LTV)

For real estate debt and similar fixed-income investments, we believe that fundamentally the relative relationship of our investment basis to the value of the property, as represented by the loan-to-value ratio (LTV), is the most important measure of the probability of preserving principal and return. In the stressed scenario, to determine our projected basis, we assume that income for all the loans falls to nearly zero for a 12 month period, any project under development is delayed for a 12 month period, and all senior lenders require the funding of a new 12 month interest reserve. Conversely, for the projected value of the properties we chose not to revise them under the stressed LTVs as we did not feel confident in forecasting when values will recover and in what manner. Instead, we concluded a continued reasonable assumption over the life of the investment was to use actual cost or ‘as completed’ appraisals as the measure for value.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 40

While these stress test assumptions are broad, and in many cases feel unlikely to occur, we take additional comfort knowing that 65% of the fixed income portfolio is invested in apartments and over 95% in residential assets more broadly. Though prices (and values) may vary in the short term, we believe that well located, supply constrained real estate owned at a basis below replacement costs is fundamentally a sound value investment strategy.

Apartments - stabilized (preferred structure)

$207.9 million (18.8% of overall portfolio value)

Typical business plan: The Fundrise preferred equity stabilized apartment strategy, like the Fundrise equity strategy, is focused on providing well-located and reasonably priced housing for workforce renters. The primary difference being that rather than holding an equity with potential upside, we hold a preferred equity position that is senior in payment priority to the equity (this is generally considered a relatively lower risk position with a lower potential return than equity). As before, we believe these types of assets generally have better withstood past economic downturns as people downsize to more affordable housing during a downturn.

How we stress tested it: We stress tested each investment’s loan to value (LTV) and operating cash flow by assuming the current coronavirus crisis causes average approximate 34% economic vacancy/loss factor for 12 months, which would include actual vacancy as well as potential non-collections from tenants' missed rent payments and bad debt.

An economic vacancy/loss factor of 34% is 2.5x higher than the existing economic vacancy/loss factor of about 9% portfolio average as of Q1 2020 and nearly 4x higher than the peak vacancy nationwide in Q1 2009 of 11.1% during the Great Recession, per data from the Federal Reserve. Since 1956 when Federal Reserve data begins tracking, the average apartment vacancy nationwide has ranged from about 5% to 11%. In other words, we believe that 34% economic vacancy is an extremely severe stress test.

We assumed the eREITs fund any potential shortfall as a result of the average 34% economic vacancy/loss factor, which adds to the principal balance. Any unpaid interest and new funding accrue at least at the standard gross interest rate.

We used the following definitions in our calculations:

Operating Cash Flow = Gross Income minus Total Expenses minus Debt Service. (for those with a detailed understanding of residential apartment underwriting we included a replacement reserve assumption ranging between $200-$300/unit/year depending on vintage and used the most recently available trailing 12-month (T-12) figures (annualizing for some assets w/ less than 12 months of operations).

Gross Income = Gross Rent plus Other Income minus Economic Vacancy (which was applied to Other Income as well as Rental Income).

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 41

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 42

Footnotes:

5a. Fundrise preferred equity investment is senior to all common equity on a pooled basis for the combined portfolio of 11 apartment buildings.

Apartments - development (preferred structure)

$69.3 million (6.3% of overall portfolio value)

Typical business plan: Financing the development of new apartment communities in fast-growing markets, primarily in the Southeast. The Fundrise preferred structure is similar to debt, where the respective eREITs are entitled to a fixed rate of return which is senior to the sponsor’s equity in terms of priority of payment but still junior to the senior loan.

How we stress tested it: We stressed potential capital needs by assuming every project is delayed by 12 months by the current coronavirus crisis, regardless of status (whether the project is just starting construction, near completion, or in lease-up). We assumed each senior lender would require the funding of an additional 12 months of interest reserve at a 5% interest rate, plus any outstanding balance of the senior loan and the applicable fund's preferred equity investment accrue for the additional 12 month. We forecast, on a stressed basis, one project requiring a potential payment of $1 million for construction cost overrun, covered by a fund rather than the borrower, which increases the investment’s LTV basis.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 43

Senior construction or bridge loans

$152.8 million (13.8% of overall portfolio value)

Typical business plan: Nearly the entirety of the Fundrise senior debt portfolio consists of financing the entitlement or construction of mid-sized residential properties in supply-constrained California, particularly infill locations in Los Angeles. The market for this mid-sized entitlement and construction financing has proven to be inefficient and underserved by traditional banks creating opportunities for higher relative risk-adjusted returns.

How we stress tested it: We stress tested each loan's basis by assuming all loan timelines are delayed by 12 months by the current coronavirus crisis , resulting in an increased accrued basis for each loan net of interest reserves.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 44

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 45

Footnotes:

7a. West Coast eREIT has placed the borrower in default.

7b. Los Angeles eFund has placed the borrower in default.

7c. Los Angeles eFund has placed the borrower in default.

Miscellaneous (preferred structure)

$5.3 million (0.5% of overall portfolio value)

Due to the relatively unique aspects of each of these properties, we stress tested them on an individual basis as detailed in the footnotes.

Footnotes:

8a: The stress test assumes the hotel remains closed or maintains record low occupancy for 12 months. As a result, the senior lender could foreclose on Income eREIT’s preferred equity investment, which would wipe out the investment.

8b:The stress test assumes that extreme social distancing and/or the lockdown is required for 12 months. The stress tested loan to values (LTV) assume all tenants cease paying rent during the period and both the senior loans and the applicable fund's preferred equity investments accrue interest for an additional 12 months without any current payments or pay downs.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 46

Disclaimers

The information contained in this Fundrise portfolio stress test is for informational purposes only, and has not been reviewed, compiled or audited by any independent third-party or public accountant. Further, this analysis is specific to the underlying assets held by each fund sponsored by Fundrise, and is not intended to project how any particular fund will perform in the future.

Obviously we cannot predict the future, and, while we believe that the assumptions contained herein to be extremely severe, there can be no guarantee that the conditions created by the ongoing COVID-19 global pandemic, or any other future unforeseen event, will not result in greater stress on the assets than is demonstrated here. In such a scenario, there may be greater risk to the various assets than is presented in this analysis.

All of the information contained herein is based on the most recently available data as of March 31, 2020. We undertake no obligation to update or review any of the information contained herein, whether as a result of new information, future developments or otherwise.

This analysis contains numerous forward-looking statements You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in this analysis.

Fundrise, LLC (“Fundrise”) operates a website at fundrise.com and certain mobile apps (the “Platform”). By using the Platform, you accept our Terms of Service and Privacy Policy. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

© 2020 Fundrise, LLC. All Rights Reserved. eREIT, eFund and eDirect are trademarks of Rise Companies Corp.

Mr. Jonathan Burr Division of Corporation Finance April 17, 2020 Page 47

Exhibit E

Fundrise Equity REIT, LLC

Excerpt from December 24, 2015 Response Letter
to
SEC Verbal Comments on December 23, 2015

3.	The Offering Statement provides that “sales [of securities] may be restricted at certain times depending on expected volume and investor interest.” Please either delete this statement or advise why it does not impact the requirement that the offering will be a “continuous offering”.

Response to Comment No. 3

In response to the Staff’s comment, the Company will revise the disclosure on page 4 of the Offering Statement to replace this sentence: “As a result, sales may be restricted at certain times depending on expected volume and investor interest” with this sentence: “Further, the acceptance of subscriptions, whether via the Fundrise Platform or otherwise, may be briefly paused at times to allow for the Company to effectively and accurately process and settle subscriptions that have been received.”

The Company believes it is necessary to occasionally pause acceptance of subscriptions through the Fundrise Platform, so as to prevent errors in processing, which would adversely affect investors, as well as provide investors with ample time to review the offering materials and ask questions of the Company. In addition, even though the Company may occasionally pause the acceptance of subscriptions for processing purposes, the Company will continuously solicit offers to purchase in the offering from prospective investors. That is, active sales of securities may happen sporadically over the term of the Offering, but prospective investors may continuously indicate their interest to purchase securities via the Fundrise Platform at any time until the offering is fully subscribed or terminated.

Examples of processing issues that have been experienced by Fundrise Real Estate Investment Trust, LLC (“Fundrise REIT 1”), an affiliate of the Company, include investors providing (i) inaccurate investor information, (ii) inaccurate routing numbers, and (iii) account information for overdrawn accounts. At a minimum, each subscription takes at least five (5) business days to process (including acceptance of subscription, settlement of funds, etc.).

For example, on December 3, 2015, Fundrise REIT 1 began accepting subscriptions and received 752 subscriptions in approximately 4 hours and 4 minutes, at which time it paused the acceptance of subscriptions in order to process the individual investments.  On December 9, 2015, Fundrise REIT 1 began accepting subscriptions again, and received 428 subscriptions in approximately 68 minutes before pausing acceptance of subscriptions.  On December 18, 2015, Fundrise REIT 1 received 376 subscriptions in approximately 36 minutes before pausing acceptance of subscriptions.  On December 22, 2015, Fundrise REIT 1 received 380 subscriptions in approximately 32 minutes before pausing acceptance of subscriptions.  While much of the offering process can be automated, the Company believes that as a matter of good corporate governance, each subscription must be individually accepted and processed, which involves a myriad of manual processes that simply require a reasonable and responsible amount of time to protect against unnecessary mistakes.

The Company respectfully advises the Staff that, in the context of a Rule 415 continuous offering conducted offline through a broker, any time such broker is not actively soliciting investors, the offering is effectively closed off to new subscriptions. However, the Company is not aware of any Staff guidance in which the Staff has taken the position that an offering is no longer continuous simply because sales activities are temporarily paused for short periods of time to process subscriptions – or, in the context of an offline broker, that solicitations and sales have been suspended outside of normal business hours or over the weekend.

As an analogy, the Company believes it is reasonable to assume that an offline broker may process subscriptions on behalf of an issuer at a maximum rate of one (1) subscription every half hour – meaning such broker would need to pause its solicitation efforts for approximately 8 non-stop, 24-hour business days to process the number of subscriptions Fundrise REIT 1 received over the course of approximately 32 minutes on December 22, 2015. Notably, Fundrise REIT 1 has never paused solicitation for 8 business days or more, as it has worked diligently to timely process sales and resume accepting subscriptions.

While the Company is not employing a broker for solicitations, and is instead relying solely on passive, written communications pursuant to Exchange Act Rule 3a4-1(a)(4)(iii), the ministerial and clerical work of processing subscriptions, and other administrative duties inherent in managing such a large number of investors, necessitates that the Company be able to periodically, and for short periods of time, pause the acceptance of subscriptions in the offering so as not to overload the system.

As a result of the investor interest that Fundrise REIT 1 has seen, the Company believes that it will be prudent for it to periodically pause acceptance of subscriptions for the securities over the course of the offering to protect investors from processing and settlement mistakes, as well as to allow the Company to act diligently in reviewing subscriptions while complying with its obligations under the Securities Act.